Mail Stop 4561

August 1, 2008

Via U.S. Mail and Facsimile 602.678.0281

Mr. Anthony B. Waters
Chief Financial Officer
InnSuites Hospitality Trust
1615 E. Northern Avenue
Suite 102
Phoenix, AZ 85020

> **Re:** **InnSuites Hospitality Trust**
> **Form 10-K for fiscal year ended January 31, 2008**
> **Filed May 15, 2008**
> **Form 10-Q for the period ended April 30, 2008**
> **Filed June 16, 2008**
> **File No. 1-07062**

Dear Mr. Waters:

We have reviewed your filings and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 31, 2008

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 22

1.   We note that you reclassified your hotel properties as held for sale at the
        beginning of the third quarter of fiscal year 2008. Please tell us how you
        complied with the recognition requirements of a long-lived asset to be sold as
        outlined in paragraph 30 of SFAS 144, specifically addressing whether sale of the
        properties is probable.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Property, Plant and Equipment, Hotel Properties and Hotel Properties Held for Sale, page
27

2.   We note management's use of third party property appraisals in determining the
        fair value of long-lived assets. Please tell us the nature and extent of the third
        parties' involvement in management's decision making process with respect to
        determining the fair value of long-lived assets.

3. Property, Plant, and Equipment, Hotel Properties Held for Sale, page 33

3.   We note that the results of operations for the properties held for sale were not
        reported as discontinued operations for the periods presented, as management
        believes the Trust has the ability to significantly influence the operating and
        financial policies of these properties. We further note that you have no assurance
        you will be able to successfully retain future management and/or licensing fee
        services on these held for sale properties once they have been sold. Please tell us
        how this factored into your determination that you will continue to significantly
        influence the operating and financing policies of these properties. Refer to
        paragraph 42 of SFAS 144.

Form 10-Q for the period ended April 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Funds from Operations (FFO), page 10

4.   Please tell us why you believe the presentation of FFO to be important to an
        investor, considering that such disclosure was not included in your annual report
        on Form 10-K for the fiscal year ended January 31, 2008 and that such
        adjustments for the current period are diminished as your hotel properties are
        currently classified as held for sale.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief